

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
James Shay
Chief Financial Officer
Great Plains Energy Inc.
1200 Main Street
Kansas City, MO 64105

> Re: **Great Plains Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-32206**

Dear Mr. Shay:

   We have reviewed your filing and have the following comment.   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Note 11. Long-Term Debt, page 85,
Great Plains Energy Equity Units, page 87

1. Please tell us whether you accounted for the March 2012 remarketing of the subordinate notes as an extinguishment or as a modification and the facts and circumstances supporting your accounting treatment. Also, please provide us with your analysis of the determination of whether or not the third party intermediary was acting as an agent or a principal in the transaction. Refer to guidance in ASC 470-50-40 and ASC 470-50-55-4 through 7.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

James Shay
Great Plains Energy Inc.
June 6, 2013
Page 2

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief